News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	December 16, 2021

Seabridge Gold Publishes Inaugural Sustainability Report

Toronto, Canada … Seabridge Gold (TSX: SEA) (NYSE: SA) has filed its first comprehensive Sustainability Report detailing the Company's approach and progress towards integrating sustainability into all aspects of our business. To review the 71-page report please go to  https://www.seabridgegold.com/sustainability.

Seabridge Chairman and CEO Rudi Fronk stated, "Since our inception, we have endeavored to do the right things from an environmental, social and governance perspective. The success we have achieved at our 100% owned KSM project is a testament to our commitment in these areas. Being a responsible and welcome member of the communities in which we operate is an essential part of our business strategy. We look forward to continuing to report on these matters as we move forward with our projects."

The report was prepared with select disclosures and guidance from the Sustainability Standards Accounting Board (SASB) Metals and Mining Industry Standards and the Global Reporting Initiative (GRI) Standards, as well as metrics designed for Seabridge Gold by its sustainability consultant, SOOP Strategies, Inc.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com .

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email: info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292 www.seabridgegold.com